Exhibit 99.1

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Financial Statements

December 31, 2020 and 2019

Gemino Healthcare Finance, LLC and Subsidiary

Table of Contents

December 31, 2020 and 2019

Independent Auditors’ Report

Board of Managers

Gemino Healthcare Finance, LLC

We have audited the accompanying consolidated financial statements of Gemino Healthcare Finance, LLC and Subsidiary, which comprise the consolidated balance sheet as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2020 Baker Tilly US, LLP

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gemino Healthcare Finance, LLC and Subsidiary as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly US, LLP (formerly known as Baker Tilly Virchow Krause, LLP)

Philadelphia, Pennsylvania

February 17, 2021

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Balance Sheet

December 31, 2020 and 2019

	2020	2019

Assets

Assets
Cash and cash equivalents	$10,356,890	$1,521,245
Loans receivable, net of allowance of $410,226 and $1,136,477, respectively	39,340,360	110,967,640
Accrued interest receivable	627,981	1,059,104
Intangible asset - trade name	2,800,000	2,800,000
Goodwill	5,663,531	5,663,531
Furniture and equipment, net	21,100	28,841
Other assets	71,327	83,313

Total assets	$58,881,189	$122,123,674

Liabilities and Members’ Equity

Liabilities
Credit facility, net of unamortized debt issuance costs of $798,116 and $1,006,532, respectively	$24,201,884	$87,993,468
Accounts payable and accrued expenses	2,239,801	2,261,157
Dividend payable	529,029	529,079

Total liabilities	26,970,714	90,783,704

Members’ Equity
Units, $1,000 par value, issued and outstanding 35,270 and 35,272, respectively	32,820,783	32,822,969
Accumulated deficit	(910,308)	(1,482,999)

Total members’ equity	31,910,475	31,339,970

Total liabilities and members’ equity	$58,881,189	$122,123,674

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Statement of Operations

Years Ended December 31, 2020 and 2019

	2020	2019

Interest Income
Interest income	$7,092,079	$9,599,204
Interest expense	2,305,418	4,136,416

Net interest income	4,786,661	5,462,788

(Credit) Provision for Loan Losses	(726,251)	218,282

Net interest income after (credit) provision for loan losses	5,512,912	5,244,506

Other Income	3,275,372	3,117,421

General and Administrative Expenses	4,499,368	4,802,896

Net income	$4,288,916	$3,559,031

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Statement of Changes in Members’ Equity

Years Ended December 31, 2020 and 2019

Balance at December 31, 2018	$31,531,023

Capital distributions	(31,463)

Dividends declared	(3,718,621)

Net income	3,559,031

Balance at December 31, 2019	$31,339,970

Capital distributions	(2,186)

Dividends declared	(3,716,225)

Net income	4,288,916

Balance at December 31, 2020	$31,910,475

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Statement of Cash Flows

Years Ended December 31, 2020 and 2019

	2020	2019

Cash Flows from Operating Activities
Net income	$4,288,916	$3,559,031
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation	14,338	18,782
Amortization of deferred origination fees and costs	(346,265)	(465,199)
Amortization of debt issuance costs	228,034	261,759
(Credit) provision for loan losses	(726,251)	218,282
Changes in assets and liabilities:
Decrease (increase) in accrued interest receivable	431,123	(62,958)
Decrease (increase) in other assets	11,986	(16,738)
Increase in deferred origination fees and costs	505,850	411,083
(Decrease) increase in accounts payable and accrued expenses	(21,356)	682,023

Net cash provided by operating activities	4,386,375	4,606,065

Cash Flows from Investing Activities
Decrease (increase) in loans receivable, net	72,193,946	(21,765,262)
Purchase of furniture and equipment	(6,597)	(8,959)

Net cash provided by (used in) investing activities	72,187,349	(21,774,221)

Cash Flows from Financing Activities
(Repayments of) proceeds from credit facility, net	(64,000,000)	14,000,000
Debt issuance costs paid	(19,618)	(543,667)
Dividends paid	(3,716,275)	(3,719,390)
Capital distributions	(2,186)	(31,463)

Net cash (used in) provided by financing activities	(67,738,079)	9,705,480

Net increase (decrease) in cash and cash equivalents	8,835,645	(7,462,676)

Cash and Cash Equivalents, Beginning	1,521,245	8,983,921

Cash and Cash Equivalents, Ending	$10,356,890	$1,521,245

Supplemental Disclosure of Cash Flow Information
Interest paid	$2,265,221	$3,936,294

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

1.	Description of Business

Gemino Healthcare Finance, LLC (“Gemino”), a Delaware limited liability company formed in December 2006, is a commercial finance company that originates, underwrites and manages primarily secured, asset-based loans for small and mid-sized companies operating across the U.S. in the healthcare industry. Gemino’s loans are primarily in the form of revolving lines of credit, secured by accounts receivable of the borrowers. The accounts receivable serving as collateral are primarily third party obligations from government payers, such as Medicare or Medicaid, and commercial insurers.

In certain cases, Gemino may provide senior term loan financing, including real estate financing to qualified borrowers in addition to a revolving line of credit. Senior term loans, including real estate loans are typically secured by accounts receivable and all other assets of the borrowers, such as pledges of the stock of the borrowers and real estate.

Gemino Healthcare Funding, LLC (“Gemino Funding”) is a wholly-owned special purpose limited liability company that purchases and holds certain eligible loans and related property from Gemino.

On September 30, 2013, Solar Senior Capital Ltd. (“Solar”), a Maryland corporation, acquired a controlling interest in Gemino. The remaining interest is held by various employees of Gemino, through their investment in Gemino Management Investment, LLC.

On January 30, 2020, the World Health Organization declared a global emergency in the wake of the novel coronavirus (“COVID-19”) outbreak and in March of 2020 declared the outbreak a global pandemic. The outbreak of COVID-19 and its related negative public health developments have adversely affected workforces, customers, suppliers, economies and financial markets around the world. The Company’s ability to execute its business initiatives and strategies, will continue to depend on future developments in the U.S. and globally, which are uncertain and cannot be predicted, including the duration and further spread of the disease, as well as the severity of the economic downturn or any delay or weakness in the economic recovery. This impact will in part be dependent on the U.S. government and other actions taken to lessen the health and economic repercussions, such as additional fiscal stimulus, and the effectiveness of past and any future fiscal, monetary and other governmental actions. While the Company considers these disruptions to be temporary, if they continue, this may have a material adverse effect on the Company’s results of future operations.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Gemino and Gemino Funding (collectively, the “Company”). All significant intercompany balances have been eliminated in consolidation.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and to report amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates. The allowance for loan loss represents an estimate that is particularly susceptible to material change.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with financial institutions and short-term, liquid investments in money market accounts with original maturities of three months or less.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances less the allowance for loan loss and any deferred fees or costs.

Commitment terms of the Company’s financing agreements generally range from two to five years with interest charged on a floating rate basis. Funding under revolving loan commitments is subject to the Company’s estimation of the value of the accounts receivable pledged as collateral.

Revenue Recognition

Income on loans receivable is recognized using the simple interest method. Revolving loan origination fees and costs are deferred and amortized on a straight-line basis over the terms of the related loan commitments as an adjustment to interest income on loans. Term loan origination fees and costs are deferred and amortized using either the effective interest method or the straight-line method over the life of the loan as an adjustment to interest income. The straight-line method may be used for term loan facilities when it approximates the effective interest method. Other fees, such as unused balance and collateral monitoring fees, are recognized when the services are provided. Termination fees are recognized when a loan is terminated. These other fees are included in other income.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the loan is secured. Typically, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Loans are returned to accrual status when all principal and interest amounts contractually due are reasonably assured.

The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is for an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

While the guidance replaces most existing revenue recognition guidance in GAAP, ASC 606 is not applicable to financial instruments and, therefore, does not impact most of the Company’s revenues, including interest income and other loan fees such as unused balance and collateral monitoring fees. The Company has evaluated the nature of its contracts with customers and generally fully satisfies its performance obligations on its contracts as services are rendered and the transaction prices are typically fixed; they are charged either on a periodic basis or based on activity. The Company’s revenue recognition pattern for revenue streams within the scope of ASC 606, including collateral examination fees and certain loan modification fees, approximated $611,000 and $787,000 for the years ended December 31, 2020 and 2019, respectively.

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. Loans are evaluated for impairment by the Company based on an ongoing analysis of each borrower’s repayment capacity, the value of the collateral support and the strength of any guarantees. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

Allowance for Loan Loss

The allowance for loan loss represents the Company’s recognition of the assumed risks of extending credit. The allowance is maintained at a level considered adequate to provide for probable losses inherent in the loan portfolio. Management establishes a general portfolio reserve for unimpaired loans based on various factors including historical loss experience, the overall credit quality of the loan portfolio, economic trends and conditions, and the regulatory environment.

The overall credit quality of the Company’s borrowers is reflected in the individual and weighted average credit risk ratings of the loans in the portfolio. Credit risk ratings for each borrower are established based on a number of qualitative and quantitative factors including an assessment of management and strategy, historical and projected repayment capacity, collateral coverage and performance, financial condition and sponsorship, strength of guarantees and any contingencies.

Specific allowances for loan losses on impaired loans are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price or the estimated fair value of the underlying collateral, if the loan is collateral-dependent combined with the strength of any guarantee arrangements. Specific allowances are recorded when the discounted cash flows, collateral value, or aggregate market price of the impaired loan is lower than the carrying value of that loan.

Loans are charged off when collection is questionable and when the Company can no longer justify maintaining the loan as an asset on the consolidated balance sheet. Loans qualify for charge off when, after thorough analysis, all possible sources of collection are determined to be insufficient to repay the loan. These include impairment of potential future cash flow, value of collateral and/or financial strength of guarantors. Recoveries of previous charge-offs are recorded when received. For the years ended December 31, 2020 and 2019, there were no recoveries of previous charge-offs.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Goodwill and Intangible Asset

Goodwill represents the excess of consideration paid for an acquired business over the fair value of the related assets acquired and liabilities assumed. Goodwill and intangible asset - trade name arose from the acquisition of the Company on September 30, 2013 (Note 1). Intangible asset - trade name has an indefinite life. The Company is required to assess its goodwill and indefinite-lived intangible asset for impairment annually, or more frequently if events or changes in circumstances indicate impairment may have occurred.

The Company assesses its indefinite-lived intangible asset – trade name for impairment by comparing the carrying value of the asset to its fair value and assesses goodwill for impairment by comparing the carrying value of the Company to its fair value. The fair value of intangible asset - trade name is estimated using the relief from royalty method, which is an income approach based on the present value of royalties the Company would theoretically have to pay to license the trade name from a third party. The fair value of the Company is estimated using a weighted average amount of the present value of expected future cash flows and the adjusted market multiples of comparable companies. If the fair value is less than the carrying value, an impairment loss would be recorded. For the years ended December 31, 2020 and 2019, there were no impairments.

Furniture and Equipment

Furniture and equipment are recorded at cost, net of accumulated depreciation, and are depreciated on a straight-line basis over their estimated useful lives ranging from three to five years.

Debt Issuance Costs

The Company reports origination and other costs related to certain debt issuances as a direct deduction from the carrying amount of the debt liability. These expenses are deferred and amortized using either the effective interest method or the straight-line method over the stated life as an adjustment to interest expense. The straight-line method may be used on revolving facilities when it approximates the effective yield method.

Income Taxes

The Company is not subject to federal or state income taxes. Members of the Company have elected to report the taxable income or loss on their individual tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements.

The Company applies authoritative guidance relating to the accounting for uncertain tax positions. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is more-likely-than-not, based on the technical merits, that the tax position will not be realized or sustained upon examination by the appropriate taxing authority. Management determined there were no tax uncertainties that met the recognition threshold in 2020 and 2019.

The Company files both federal and state income tax returns. The Company remains subject to examination by taxing authorities for the years 2017 and after.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) to replace the incurred loss model, which is referred to as the current expected credit loss (“CECL”) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loans receivable and held-to maturity debt securities. It also applies to off-balance sheet credit exposures including loan commitments, standby letters of credit, financial guarantees, and other similar instruments. For the assets within the scope of CECL, a cumulative-effect adjustment will be recognized in retained earnings as of the beginning of the first reporting period in which the guidance is effective. This new standard is effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact this new standard will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350), which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. ASU 2017-04 is effective for the Company’s annual and any interim goodwill impairment tests beginning in 2021, with early adoption permitted for annual or interim tests performed on testing dates after January 1, 2017. The amendments included in this ASU are to be applied prospectively. The Company does not expect implementation of this new standard to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which increases the transparency and comparability of accounting for lease transactions. This ASU requires lessees to recognize liabilities for operating leases and corresponding right-of-use assets on the balance sheet. ASU 2016-02 is effective for the Company for its fiscal year beginning after December 15, 2021. The Company is currently evaluating the impact this new standard will have on its consolidated financial statements.

Basis of Presentation

Certain amounts in the prior year consolidated financial statements have been reclassified whenever necessary to conform with the current year presentation. These reclassifications had no effect on the reported results of operations.

3.	Loans Receivable

The following table shows the composition of loans receivable, net as of December 31, 2020 and 2019:

	2020	2019

Revolving loans receivable	$36,016,783	$107,960,879
Term loans receivable	4,377,837	4,627,687

Total loans receivable	40,394,620	112,588,566

Less allowance for loan losses	(410,226)	(1,136,477)
Less deferred origination fees and costs, net	(644,034)	(484,449)

Loans receivable, net	$39,340,360	$110,967,640

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

4.	Allowance for Loan Losses and Recorded Investment in Loans Receivables

The following table summarizes the activity in the allowance for loan losses by loan class for the respective years ended December 31, 2020 and 2019:

	Beginning Balance	Charge- Offs	Recoveries	(Credits) Provisions	Ending	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment
	Allowance for Loan Losses - December 31, 2020

Revolving loans	$1,090,200	$—	$—	$(723,752)	$366,448	$—	$366,448
Term loans	46,277	—	—	(2,499)	43,778	13,778	30,000

Total	$1,136,477	$—	$—	$(726,251)	$410,226	$13,778	$396,448

	Allowance for Loan Losses - December 31, 2019

Revolving loans	$942,143	$(48,293)	$—	$196,350	$1,090,200	$—	$1,090,200
Term loans	24,345	—	—	21,932	46,277	16,277	30,000

Total	$966,488	$(48,293)	$—	$218,282	$1,136,477	$16,277	$1,120,200

The following table presents loans receivable individually and collectively evaluated for impairment by loan class at December 31, 2020 and 2019:

	Ending Balance	Ending Balance Individually Evaluated for Impairment	Ending Balance Collectively Evaluated for Impairment

	Loans Receivables - December 31, 2020

Revolving loans	$36,016,783	$—	$36,016,783
Term loans	4,627,687	1,377,837	3,000,000

Total	$40,394,620	$1,377,837	$39,016,783

	Loans Receivables - December 31, 2019

Revolving loans	$107,960,879	$—	$107,960,879
Term loans	4,627,687	1,627,687	3,000,000

Total	$112,588,566	$1,627,687	$110,960,879

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The following table summarizes the non-accrual loans by loan class at December 31, 2020 and 2019.

	Recorded Investment	Unpaid Principal	Related Allowance

	Loans Receivables - December 31, 2020

Term loans	$1,377,837	$1,377,837	$13,778

Total	$1,377,837	$1,377,837	$13,778

	Recorded Investment	Unpaid Principal	Related Allowance

	Loans Receivables - December 31, 2019

Term loans	$1,627,687	$1,627,687	$16,277

Total	$1,627,687	$1,627,687	$16,277

Credit Quality Indicators

The following table summarizes the loan portfolio by the Company’s internal credit rating (scale: 1 to 7) as of December 31, 2020 and 2019: Loans with a rating of 4 or better generally pose minimal risk to the Company as they exhibit, among other things, one or more of the following attributes: (1) secured collateral position; (2) satisfactory cash flows; and (3) history of timely payment of debt obligations. Loans credit rated below 4 are considered “watchlist” loans; an overall degree of risk exists with these loans that warrants management’s review each quarter.

	December 31, 2020
	Revolving Loans	Term Loans

Rated 4 or better	$36,016,783	$3,000,000
Rated 6	—	1,377,837

Total	$36,016,783	$4,377,837

	December 31, 2019

Rated 4 or better	$107,960,879	$3,000,000
Rated 6	—	1,627,687

Total	$107,960,879	$4,627,687

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

5.	Furniture and Equipment

Furniture and equipment are comprised of the following at December 31, 2020 and 2019:

	2020	2019

Computer software and equipment	$88,234	$81,637
Furniture and fixtures	41,032	41,032
Leasehold improvement	21,551	21,551

Total	150,817	144,220
Less accumulated depreciation	(129,717)	(115,379)

Furniture and equipment, net	$21,100	$28,841

Depreciation expense was $14,338 and $18,782 for the years ended December 31, 2020 and 2019, respectively.

6.	Debt

On May 27, 2016, the Company entered into a four-year, non-recourse $125,000,000 secured revolving credit facility, which is expandable to $200,000,000 under its accordion feature. On June 28, 2019, the credit facility was amended and has a maturity date of June 28, 2023. Under the terms of the credit facility, the Company has made certain customary representations and warranties, and is required to comply with various covenants, including financial and reporting requirements and other customary requirements for similar credit facilities. The credit facility also includes usual and customary events of default for credit facilities of this nature.

Amounts available to borrow under the credit facility are also subject to compliance with a borrowing base that applies different advance rates to different types of assets in the Company’s portfolio that are pledged as collateral. As of December 31, 2020 and 2019, there were principal borrowings of $25,000,000 and $89,000,000 outstanding, respectively, under the credit facility. As of December 31, 2020 and 2019, there were approximately $55,963,000 and $117,509,000 of eligible loans and related security pledged as collateral under the credit facility, respectively.

Interest on the credit facility accrues at a variable rate per annum of one-month LIBOR plus 2.25% approximating 2.39% and 4.01% at December 31, 2020 and 2019, respectively. The Company also pays other customary loan fees for the credit facility.

The credit facility is comprised of the following at December 31, 2020 and 2019:

	2020	2019

Principal borrowings	$25,000,000	$89,000,000
Unamortized debt issuance costs	(798,116)	(1,006,532)

Credit facility, net	$24,201,884	$87,993,468

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

7.	Commitments and Concentrations

At December 31, 2020 and 2019, the Company has committed facilities to its borrowers totaling approximately $218,028,000 and $203,828,000, respectively, of which approximately $177,633,000 and $91,239,000, respectively, was unused. Borrowers may borrow up to the lesser of (i) the committed facility or (ii) the underlying collateral value multiplied by the advance rate. Of the unused committed facility amount at December 31, 2020 and 2019, borrowers could borrow up to approximately $71,292,000 and $36,564,000, respectively.

At December 31, 2020, the Company had one loan approximating 29% of the total loans receivable and at December 31, 2019, the Company had two loans approximating 17% and 14% of the total loans receivable, respectively.

8.	Lease Commitments

The Company leases its headquarters, regional sales offices and equipment under non-cancelable operating leases, which expire at various dates through 2022. As of December 31, 2020, future lease payments under non-cancelable operating leases, are as follows:

Years ending December 31:
2021 & Thereafter	$55,624

Total	$55,624

Total rent expense for all leases amounted to approximately $168,000 and $160,000 for the years ended December 31, 2020 and 2019, respectively.

9.	401(k) Savings Plan

The Company has a savings incentive plan covering substantially all employees of the Company. The Company’s contribution for the years ended December 31, 2020 and 2019 was approximately $135,000 and $123,000, respectively.

10.	Long-Term Incentive Plan

The Company has a Long-Term Incentive Plan (“LTIP Plan”) that provides for an annual bonus pool to employees based on the Company achieving certain performance criteria.

11.	Fair Value Disclosure

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following information should not be interpreted as an estimate of the fair value of the entire Company, since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Assets and liabilities measured at fair value on a recurring basis are summarized in the table below at December 31, 2020 and 2019.

	2020
	Carrying Value	Fair Value

Financial assets:
Cash and cash equivalents (Level 1)	$10,356,890	$10,356,890
Loans receivable, net (Level 3)	39,340,360	39,653,713
Accrued interest receivable (Level 1)	627,981	627,981

Financial liabilities:
Credit facility, net (Level 2)	24,201,884	25,000,000
Accrued interest payable (Level 1)	102,591	102,591

	2019
	Carrying Value	Fair Value

Financial assets:
Cash and cash equivalents (Level 1)	$1,521,245	$1,521,245
Loans receivable, net (Level 3)	110,967,640	111,061,444
Accrued interest receivable (Level 1)	1,059,104	1,059,104

Financial liabilities:
Credit facility, net (Level 2)	87,993,468	89,000,000
Accrued interest payable (Level 1)	290,426	290,426

12.	Related Parties

An employee of an affiliated entity provides marketing and sales services to the Company for which the Company reimburses the affiliated entity. Such reimbursements have been included in general and administrative expenses.

The Company has sold a participation in a loan agreement to Solar Capital Ltd., an affiliate of Solar Senior Capital Ltd. The participation was sold for a total commitment of $15,000,000 and the amount outstanding at December 31, 2020 was $7,579,174.

13.	Subsequent Events

The Company evaluated subsequent events for recognition or disclosure through February 17, 2021, which was the date the consolidated financial statements were available to be issued.